CONFIDENTIAL TREATMENT REQUESTED BY CO-DIAGNOSTICS, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on May 22, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CO-DIAGNOSTICS, INC.

(Exact name of registrant as specified in its charter)

Utah	46-2609396
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2401 S. Foothill Drive, Suite D

Salt Lake City, Utah 84109

(801) 438-1036

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Brown

Chief Financial Officer

Co-Diagnostics, Inc.

2401 S. Foothill Drive

Salt Lake City, Utah 84109

(801) 438-1036

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David F. Marx Esq. Daniel P. Lyman Esq. Dorsey & Whitney LLP 111 South Main Street, Suite 2100 Salt Lake City, Utah 84111	Kevin Ontiveros Vice President and General Counsel Co-Diagnostics, Inc. 2401 S. Foothill Drive Salt Lake City, Utah 84109

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS	DATED MAY , 2026

4,942,341 Shares of Common Stock Offered by the Selling Stockholders

This prospectus relates to the offer and resale by the selling stockholders identified in this prospectus or their donees, pledgees, assignees, transferees, distributees or other successors-in-interest (the “selling stockholders”) of up to an aggregate of 4,942,341 shares (the “Shares”) of our common stock, par value $0.001 per share (the “common stock”), issued by us in connection with a private placement (the “Private Placement”) on May 21, 2026 consisting of (i) 54,915 shares of our common stock (the “PIPE Shares”), (ii) 1,592,532 shares of our common stock (the “Pre-Funded Warrant Shares”) issuable upon the exercise of pre-funded warrants to purchase shares of our common stock held by certain selling stockholders (the “Pre-Funded Warrants”), and (iii) 3,294,894 shares of our common stock (the “Common Warrant Shares” and together with the Pre-Funded Warrant Shares, the “Warrant Shares”) issuable upon the exercise of common warrants to purchase shares of our common stock held by selling stockholders (the “Common Warrants” and together with the Pre-Funded Warrants, the “Warrants”). The Shares and Warrants were issued to the selling stockholders in a private placement (the “Private Placement”) pursuant to a securities purchase agreement dated May 21, 2026.

We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale by the selling stockholders of the Shares. We would, however, receive proceeds of up to approximately $5.18 million upon the exercise for cash of the Warrants held by the selling stockholders. Proceeds, if any, received from the exercise of such Warrants will be used for general corporate purposes and working capital. No assurances can be given that any Warrants will be exercised or that we will receive any cash proceeds upon such exercise if cashless exercise is available.

Sales of the Shares by the selling stockholders may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The selling stockholders may sell Shares from time to time to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the Shares, or both.

We are paying the cost of registering the shares of common stock covered by this prospectus as well as various related expenses. The selling stockholders are responsible for all broker or similar commissions related to the offer and sale of their Shares. See the section titled “Plan of Distribution” on page 15 for more information about how the selling stockholders may sell or dispose of their Shares.

Our common stock is listed on the Nasdaq Capital Market under the symbol “CODX.” On May 21, 2026, the last reported sale price for our common stock was $3.71 per share.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and the documents incorporated by reference herein and may elect to comply with reduced public company reporting requirements in future filings.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” ON PAGE 6 AND CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND ANY RELATED FREE WRITING PROSPECTUS AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2026

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ABOUT THIS PROSPECTUS

In this prospectus, unless otherwise stated or unless the context otherwise requires, all references to “Co-Dx,” “we,” “us,” “our,” “our company,” or “the Company” in this prospectus refer collectively to Co-Diagnostics, Inc., a Utah corporation, and its subsidiaries.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”). Under this registration statement, the selling stockholders may sell from time to time in one or more offerings the common stock described in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus, except for cash received upon any exercise of the Warrants, if any.

This prospectus may be supplemented from time to time by one or more prospectus supplements. Such prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” before deciding to invest in the Shares being offered.

We and the selling stockholders have not authorized anyone to provide you with information other than the information that we have provided or incorporated by reference in this prospectus and your reliance on any unauthorized information or representation is at your own risk. This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of our securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our common stock. Our business, financial condition and results of operations may have changed since those dates.

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the sections of this prospectus entitled “Prospectus Summary” and “Risk Factors.”

All statements, other than statements of historical facts, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, plans, prospects and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These statements involve risks, uncertainties and other factors that may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K and subsequent filings with the SEC. Given these risks, uncertainties and other factors, many of which are beyond our control, you should not place undue reliance on these forward-looking statements.

In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to revise any forward-looking statements to reflect events or developments occurring after the date of this prospectus, even if new information becomes available in the future.

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Prospectus Summary

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 6, the information incorporated by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Overview

We develop, manufacture and sell reagents used for diagnostic tests that function via the detection and/or analysis of nucleic acid molecules (DNA or RNA), including molecular tools for detection of infectious diseases. Our diagnostics systems enable dependable, low-cost, molecular testing for organisms and genetic diseases by automating or simplifying historically complex procedures in both the development and administration of tests. CODX’s technical advance involves a novel, proprietary approach to polymerase chain reaction (“PCR”) test design of primer and probe structure (“Co-Primers®”) that dramatically reduces one of the key vexing issues of PCR amplification: the exponential growth of primer-dimer amplification (false positives) which adversely interferes with identification of the target DNA/RNA. Using our proprietary test design system and reagents, we have designed and obtained regulatory approval to sell PCR diagnostic tests for the detection of COVID-19, influenza, tuberculosis, hepatitis B and C, human papillomavirus, malaria, chikungunya, dengue, and the Zika virus. These initial diagnostic tests are cleared for use in clinical labs only and not for point-of-care or at-home use.

We have developed a portable diagnostic device and test system designed for point-of-care and at-home use. The system is comprised of our PCR instrument that we refer to as the Co-Dx™ PCR Pro™ instrument, our patent-pending diagnostic test cup system and a mobile application to be installed on the user’s mobile device. We refer to the system as the “Co-Dx™ PCR platform” which has been designed to bring affordable, reliable polymerase chain reaction (“PCR”) testing to patients in point-of-care and at-home settings. The Co-Dx PCR platform is subject to U.S. Food and Drug Administration (“FDA”) review and is not available for sale at the time of this filing. In June 2024, we completed our first FDA application for 510(k) clearance for the Co-Dx™ PCR Pro™ instrument, the Co-Dx PCR COVID-19 Test, and the Co-Dx PCR mobile app for over-the-counter (OTC) use. Following engagement with the FDA during the review process, the Company voluntarily withdrew the 510(k) submission after discussions regarding the analytical approach for detecting potential degradation of a test component over its intended shelf life. While the Company believes that the matter identified during the review process could have been addressed through additional development and clinical validation activities, management determined that the capital and time required to resubmit the COVID-19 test for 510(k) clearance would be more effectively deployed toward development and clinical validation of the Co-Dx PCR Flu A/B, COVID-19, RSV multiplex test (“ABCR”). Moving focus to this test allows the Company to incorporate more recent Co-Dx PCR platform developments into the design and test manufacturing process. Management believes that a multiplex test targeting influenza A/B, COVID-19, and RSV better aligns with current clinical demand for comprehensive upper respiratory infection testing in point-of-care settings. Accordingly, clinical performance studies for the ABCR test are currently underway. There is no guarantee that our Co-Dx PCR platform will receive the necessary regulatory approvals for commercialization, or that, if regulatory approval is received, we will be able to successfully commercialize this platform.

Technology

We believe our proprietary and patented molecular diagnostics technology is paving the way for innovation in disease detection and life sciences research through our enhanced detection of genetic material. For various reasons, including owning our own platform, we believe we will be able to accomplish this faster and more economically than some competitors, allowing for significant margins while still positioning ourselves as a low-cost provider of molecular diagnostics and screening services. For example, we were the first US-based company to receive a CE-marking for a COVID-19 test in early 2020, as we worked to help slow the spread of the pandemic through our global network of distributors covering clinical labs in more than 50 countries. Our Logix Smart® COVID-19 test was designed, developed, submitted for regulatory approval and ready to be used as an in vitro diagnostic (“IVD”) in countries that accept CE marking for regulatory clearance in a period of just over 30 days. This is a real-world example of how CODX technology can be used in an evolving epidemic or pandemic to get diagnostic tools in the hands of medical professionals in a timely manner. It can be similarly used to design a test for mutated strains of SARS-CoV-2 or other viruses should they not be detectable using currently available tests.

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In addition, continued development has demonstrated the unique properties of our Co-Primers technology that we believe makes it ideally suited for a variety of applications where specificity is key to optimal results, including multiplexing several targets, enhanced Single Nucleotide Polymorphism (“SNP”) detection and enrichment for next generation sequencing.

Our scientists use the complex mathematics of DNA/RNA PCR test design to engineer and optimize PCR tests and to automate algorithms that rapidly screen millions of possible options to pinpoint the optimum design. The intellectual property we use in our business consists of the predictive mathematical algorithms and patented molecular structure used in the testing process, which together represent a major advance in PCR testing systems. CODX technologies are now protected by more than 20 granted or pending US and foreign patents, as well as certain trade secrets and copyrights. Ownership of our proprietary platform permits us the advantage of avoiding payment of patent royalties required by other PCR test systems, which may allow for the sale of diagnostic PCR tests at a lower price than competitors, while enabling us to maintain profit margins.

Our proprietary test design process involves identifying the optimal locations on the target genes for amplification and pairing the locations with the optimized primer and probe structure to achieve outputs that meet the design input requirements identified from market research. This is done by following planned and documented processes, procedures and testing. In other words, we use the data resulting from our tests to verify whether we succeeded in designing what we intended. Verification involves a series of testing that concludes that the product is ready to proceed to validation in an evaluation either in our laboratory or in an independent laboratory setting using initial production tests to confirm that the product as designed meets the user’s needs.

Using our proprietary test design system and reagents, we have designed and obtained regulatory clearance in the European Community and in India (along with our joint venture, CoSara) to sell PCR diagnostic tests for the detection of COVID-19, influenza, tuberculosis, hepatitis B and C, human papillomavirus, malaria, chikungunya, dengue, and the Zika virus. In the United States, we obtained Emergency Use Authorization (“EUA”) for our Logix Smart® COVID-19 detection test from the FDA, and we sell that test to qualified labs. In addition, our COVID-19 detection test and certain of our other suite of COVID-19 products have been cleared for sale in countries such as the United Kingdom, Australia, India, and Mexico by the regulatory bodies in those countries and have been registered for sale in many more countries. In connection with the sale of our tests we may sell diagnostic equipment from other manufacturers, including an OEM’s PCR instrument which we refer to here as the “Co-Dx Box™”.

In addition to testing for infectious disease, Co-Primers technology lends itself to identifying any section of a DNA or RNA strand that describes any type of genetic trait, which creates several significant applications. We, in conjunction with our customers, have designed tests that identify genetic traits in plant and animal genomes. We also have commercialized three multiplexed tests to test mosquitos for the presence of diseases they carry, which enables municipalities to concentrate their efforts in managing mosquito populations in specific areas where mosquitos carrying deadly viruses are known to breed.

Corporate Information

Our headquarters is located at 2401 S. Foothill Drive, Salt Lake City, Utah 84109 and our telephone number is (801) 438-1036. We maintain a website at https://www.co-dx.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

Additional Information

For additional information related to our business and operations, please refer to the reports incorporated herein by reference, as described under the caption “Incorporation by Reference” on page 17 of this prospectus.

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THE OFFERING

Shares of common stock offered by the selling stockholders	We are registering the resale by the selling stockholders of an aggregate of 4,942,341 Shares, consisting of (i) 54,915 PIPE Shares, (ii) 1,592,532 Pre-Funded Warrant Shares, and (iii) 3,294,894 Common Warrant Shares.

Common stock outstanding	3,657,380 shares

Common stock outstanding assuming exercise of all Warrants	8,544,806 shares

Terms of the offering	Each selling stockholder will determine when and how it will sell the common stock offered in this prospectus, as described in the “Plan of Distribution” on page 15.

Use of proceeds	We will not receive any proceeds from the sale of the Shares. In the event the selling stockholders exercise all of the Warrants for cash, we will, receive an aggregate of approximately $5.18 million of gross proceeds, assuming all of the Warrants, including the Placement Agent Warrants. Any proceeds that we receive from the exercise of such Warrants will be used for working capital and general corporate purposes.

Risk Factors	See “Risk Factors” on page 6 for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “CODX.”

The number of shares of Common Stock to be outstanding after this offering as reflected in the table above is based on the actual number of shares outstanding as of May 21, 2026, which was 3,657,380 shares and does not include (in each case as of May 21, 2026):

●	28,522 shares of Common Stock issuable upon the exercise of stock options, with a weighted-average exercise price of $73.57 per share;

●	111,924 shares of Common Stock issuable upon the settlement of outstanding restricted stock units;

●	15,500 shares of Common Stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $9.13 per share; and

●	252,115 additional shares of Common Stock reserved for future issuance under our 2015 Equity Incentive Plan and 2025 Equity Incentive Plan.

Except as otherwise indicated, the information in this prospectus supplement does not reflect (i) the exercise of outstanding options and warrants and (ii) any issuance, exercise, vesting, expiration, or forfeiture of any additional equity awards under our equity incentive plans or stock purchase plans that occurred after May 21, 2026.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties discussed in this section and under the sections titled Risk Factors contained in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q for the quarterly periods ended subsequent to our filing of such Annual Report on Form 10-K, as well as any amendments or updates to our risk factors reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus, together with other information in this prospectus, the documents incorporated by reference, any prospectus supplement and any free writing prospectus that we may authorize. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In that case, the trading price of our common stock could decline and you might lose all or part of your investment. Please also read carefully the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

You should read and consider risk factors specific to our business before making an investment decision. Those risks are described in the sections entitled “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2025, and in other documents incorporated by reference into this prospectus. Please be aware that additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business, results of operations, financial condition, cash flows or prospects.

Risks Related to this Offering

The sale or availability for sale of shares issuable upon exercise of the Warrants may depress the price of our common stock and encourage short sales by third parties, which could further depress the price of our common stock.

To the extent that the selling stockholders sell shares of our common stock issued upon exercise of the Warrants, the market price of such shares may decrease due to the additional selling pressure in the market. In addition, the dilution from issuances of such shares may cause stockholders to sell their shares of our common stock, which could further contribute to any decline in the price of our common stock. Any downward pressure on the price of our common stock caused by the sale or potential sale of such shares could encourage short sales by third parties. Such sales could place downward pressure on the price of our common stock by increasing the number of shares of our common stock being sold, which could further contribute to any decline in the market price of our common stock.

Future sales and issuances of our common stock or other securities might result in significant dilution and could cause the price of our common stock to decline.

To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions, at prices and in a manner we determine from time to time. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

We cannot predict what effect, if any, sales of shares of our common stock in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

Management will have broad discretion as to the use of the proceeds from the exercise of Warrants, if any, in this offering and uses may not improve our financial condition or market value.

We will not receive any proceeds from the sale of the Shares by the selling stockholders. In the event the selling stockholders exercise all of the Warrants in cash, we may receive an aggregate of approximately $5.18 million of gross proceeds. Any proceeds that we receive from the exercise of such Warrants will be used for working capital and general corporate purposes.

Because we have not designated the amount of proceeds from the offering to be used for any particular purpose, our management will have broad discretion as to the application of such proceeds and could use them for purposes other than those contemplated hereby. Our management may use the proceeds for corporate purposes that may not improve our financial condition or market value.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the Shares offered pursuant to this prospectus. Upon any exercise of the Warrants for cash, the applicable selling stockholder would pay us the exercise price set forth in the applicable Warrants, totaling approximately $5.18 million.

Each Pre-Funded Warrant has an exercise price equal to $0.0001 per share, and if all 1,592,532 Pre-Funded Warrants registered hereunder are exercised on a cash basis, we will receive proceeds of approximately $159.25. Each Common Warrant has an exercise price equal to $1.571 per share, and if all 3,294,894 Common Warrants registered hereunder are exercised on a cash basis, we will receive proceeds of approximately $5.18 million.

We intend to use any proceeds from the exercise of any Warrants for working capital and general corporate purposes. The Warrants are exercisable on a cashless basis. If any of the Warrants are exercised on a cashless basis, we would not receive any cash payment from the applicable selling stockholder upon any such exercise.

We will bear the out-of-pocket costs, expenses and fees incurred in connection with the registration of shares of our common stock to be sold by the selling stockholders pursuant to this prospectus. Other than registration expenses, the selling stockholders will bear their own broker or similar commissions payable with respect to sales of the Shares.

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DESCRIPTION OF CAPITAL STOCK

The selling stockholders are offering up to an aggregate of 4,942,341 Shares of our common stock, issued by us in connection with the Private Placement consisting of (i) 54,915 PIPE Shares, (ii) 1,592,532 Pre-Funded Warrant Shares, and (iii) 3,294,894 Common Warrant Shares. The following description summarizes the material terms and provisions of our capital stock, including the common stock the selling stockholders may offer under this prospectus. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation, as amended (the “Articles of Incorporation”) and amended and restated bylaws (the “Amended and Restated Bylaws”), which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. The terms of our capital stock may also be affected by Utah law.

General

As of the date of this prospectus, our Articles of Incorporation, as amended, authorize us to issue 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of our common and preferred stock and some of the provisions of our Articles of Incorporation, as amended, our Amended and Restated Bylaws, and the Utah Revised Business Corporation Act (the “URBCA”). Because it is only a summary, it does not contain all the information that may be important to you and is subject to and qualified in its entirety by our Articles of Incorporation, as amended, and our Amended and Restated Bylaws, a copy of each of which has been incorporated as an exhibit to the registration statement of which this prospectus forms a part. We urge you to read each of the Articles of Incorporation, as amended, and the Amended and Restated Bylaws described herein in their entirety for a complete description of the rights and preferences of our securities.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote can elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding shares of our common stock are fully paid and nonassessable, and any shares of our common stock to be sold pursuant to this prospectus will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

The transfer agent and registrar for our common stock is VStock Transfer LLC located at 18 Lafayette Pl, Woodmere, New York 11598. Our common stock is listed on the Nasdaq Capital Market under the symbol “CODX.”

Articles of Incorporation and Amended and Restated Bylaws

Shareholders’ rights and related matters are governed by our Articles of Incorporation, as amended, Amended and Restated Bylaws and Utah law, including the URBCA. An amendment to our Articles of Incorporation, as amended, must be approved by holders of a majority of our outstanding common and our preferred stock, if any, except for certain limited amendments that can be effected by the Board of Directors without shareholder approval. Our Amended and Restated Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office or by our shareholders at any annual meeting of shareholders, or special meeting of shareholders called for such purpose, by the affirmative vote of at least seventy-five percent (75%) of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

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Board of Directors

Our Amended and Restated Bylaws provide that the number of directors must fall within a range between three (3) and ten (10), the exact number to be fixed by resolution of our Board of Directors. Our Board of Directors has adopted a resolution limiting the current size of the board to five (5) persons.

Preferred Stock

Our Board of Directors has the authority under our Articles of Incorporation, as amended, without further action by our shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions of the shares of each wholly unissued series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and sinking fund terms, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or otherwise adversely affecting the rights of holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of our common stock. As of December 31, 2025, no shares of preferred stock were outstanding, and we have no current plans to issue any preferred stock.

Warrants

The following summary of the material terms of our existing warrants is not intended to be complete and is qualified by reference to our Articles of Incorporation, as amended, and Amended and Restated Bylaws and the warrant-related documents described herein which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Articles of Incorporation, as amended, and Amended and Restated Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of the warrants.

Pre-Funded Warrants and Common Warrants

The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants may be exercised on a cashless basis at any time, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-Funded Warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

The Common Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. If a registration statement registering the issuance of the shares of Common Stock underlying the Common Warrants under the Securities Act, is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Common Warrants. No fractional shares of Common Stock will be issued upon the exercise of any Common Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Fundamental Transaction. If a Fundamental Transaction (as defined in the respective Warrants) occurs, then the successor entity will succeed to, and be substituted for the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company’s obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants itself. If holders of shares of Common Stock are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holder shall be given the same choice as to the consideration it would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Common Warrants, in the event of certain Fundamental Transactions, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes Value (as defined in the Common Warrants), on the date of consummation of such Fundamental Transaction.

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Stock Dividends and Splits. If at any time on or after the date of issuance there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our Common Stock then in each case the exercise price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event, and the number of shares issuable upon exercise of the Warrant shall be proportionately adjusted such that the aggregate exercise price of the Warrant shall remain unchanged.

Beneficial Ownership Limitations. A holder will not have the right to exercise any portion of the Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants and Pre-Funded Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Contingent Consideration Warrants

On December 31, 2021, we completed our acquisitions (the “Acquisitions”) of Advanced Conceptions, Inc. (“ACI”) and Idaho Molecular Inc. (“IdMo”), pursuant to (i) an Agreement and Plan of Merger (as amended, the “ACI Merger Agreement”) with ACI Acquisition Corp., an Idaho corporation and our wholly-owned subsidiary, ACI, and the Company Representative named therein and (ii) an Agreement and Plan of Merger (as amended, the “IM Merger Agreement” and together with the ACI Merger Agreement, the “Merger Agreements”) with IDMO Acquisition Corp., an Idaho corporation and our wholly-owned subsidiary (“IM Merger Sub”), IdMo, and the Company Representative named therein.

Upon the completion of the Acquisitions, all outstanding shares of ACI and Idaho Molecular common stock were initially exchanged for approximately 3.2 million shares of common stock and contingent consideration that includes up to approximately 1.4 million shares of common stock and approximately 456,000 warrants to purchase shares of common stock. During 2022, we finalized negotiations with one remaining shareholder of ACI. Following the resolution with the remaining shareholder, the total number of shares issued as purchase consideration in the Acquisitions was approximately 3.3 million shares. Additionally, the aggregate purchase consideration for the Acquisitions included contingent consideration of up to approximately 1.4 million shares and 465,000 warrants (the “Contingent Consideration Warrants”) to purchase shares of common stock. The contingent consideration is based on the achievement of certain milestones, which include regulatory approval for identified products, as well as production and net revenue targets.

The material terms and provisions of the Contingent Consideration Warrants are summarized below. This summary of some provisions of the Contingent Consideration Warrants is not complete. For the complete terms of the Contingent Consideration Warrants, you should refer to the warrant agreement filed as Exhibit 4.7 to the registration statement of which this prospectus forms a part. Pursuant to the warrant agreement between us and VStock Transfer, LLC, as warrant agent, the Contingent Consideration Warrants were issued in book-entry form.

Exercise. The Contingent Consideration Warrants have an initial exercise price equal to $9.125 per share. The Contingent Consideration Warrants become exercisable, subject to certain conditions, upon the achievement of certain milestones described in the Merger Agreements, or the earlier of (in each case provided that such event occurs prior to January 1, 2027) (i) a change of control, as defined in the Merger Agreements, (ii) the consummation of a transaction or series of transactions in which we or any of our affiliates sell all or substantially all of the assets relating to the design, engineering and development of a prototype highly sensitive and rapid response home saliva and/or nasal swab diagnostic platform and receptacle kits for, among other things, PCR testing and pathogen detection (“Working Prototype”) for the ultimate manufacturing, commercialization and marketing of home use, consumer diagnostic kits based off the Working Prototype and the related saliva receptacle cups containing our pathogen detection technology (the “Project”), and (iii) our failure to satisfy certain funding commitments relating to the Project. Notwithstanding the foregoing, the Contingent Consideration Warrants will expire at 5:0 pm Eastern Time on January 1, 2027.

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The holder of a Contingent Consideration Warrant is not deemed a holder of our underlying common stock until such warrant is exercised. The holders must pay the exercise price in cash upon exercise of the Contingent Consideration Warrants, unless such holders are utilizing the cashless exercise provision of the Contingent Consideration Warrants. Prior to the exercise of any Contingent Consideration Warrants to purchase common stock, holders of the Contingent Consideration Warrants do not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Stock Dividends and Stock Splits. The exercise price and the number of shares issuable upon exercise of the Contingent Consideration Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.

Merger or Consolidation. In the event we consummate a merger or consolidation with or into another person or other reorganization event in which we are not the surviving entity, the holders of the Contingent Consideration Warrants will be entitled to receive upon exercise of such Contingent Consideration Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised their Contingent Consideration Warrants immediately prior to such fundamental transaction.

Registration Rights. The Contingent Consideration Warrants include registration rights requiring the company to maintain a registration statement registering the resale of the shares of common stock underlying the Contingent Consideration Warrants, until such time as such shares of common stock can be freely sold under Rule 144 of the Securities Act. If we fail to satisfy such registration rights, we may be required to pay partial liquidated damages equal to the product of 2.0% multiplied by the aggregate consideration paid to the holder in the Acquisitions.

The Contingent Consideration Warrants are not listed on any securities exchange, and we do not intend to apply for listing of the Contingent Consideration Warrants on any securities exchange or other trading system.

Effects of Anti-Takeover Provisions of our Articles of Incorporation, as amended, and Amended and Restated Bylaws

Some provisions of our Articles of Incorporation, as amended, and Amended and Restated Bylaws could make the acquisition of control of us and/or the removal of our existing management more difficult, including those that provide as follows:

●	our directors may only be removed for cause, and only with a vote of the holders of at least 75 percent of the voting power of the then outstanding shares entitled to vote as a single class;

●	our Amended and Restated Bylaws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office or by our shareholders at any annual meeting of shareholders, or special meeting of shareholders called for such purpose, by the affirmative vote of at least seventy-five percent (75%) of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of a majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class;

●	any action required or permitted to be taken by the shareholders of the Company may be effected only at a duly called annual or special meeting of the shareholders of the Company and may not be effected by written consent;

●	special meetings of the stockholders may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

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●	our Board of Directors may create new directorships and may appoint new directors to serve for the full term of the class of directors in which the new directorship was created and may fill vacancies on our Board of Directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

●	our Board of Directors may issue shares of preferred stock without any vote or further action by the shareholders; and

●	our Board of Directors retains the power to designate series of preferred stock and to determine the powers, rights, preferences, qualifications and limitations of each class.

Indemnification

Additionally, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the judicial court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

We have entered into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our Amended and Restated Bylaws. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees incurred by an executive officer or director in any action or proceeding arising out of their services as one of our executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our officers, directors and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Defensive Provisions of Utah Law

Certain provisions of Utah law summarized below may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that shareholders might consider to be in their best interest, including a takeover attempt that might result in the payment of a premium over the market price of our common stock.

The Utah Control Shares Acquisition Act, or the Control Shares Act, provides that, when a person or group acquires control of shares of a corporation that is subject to the Control Shares Act equal to or in excess of 20%, 33 1/3% or a majority of the voting power of the corporation, the acquiring person is not permitted to vote the shares unless a majority of the corporation’s shares, excluding shares held by the acquiring person or by the officers and employee-directors of the corporation, approve a resolution granting the acquiring person the right to vote the shares. As a public company headquartered in Utah, the Control Shares Act will apply to acquisitions of our common stock that cause an acquiring person to exceed the specified thresholds. Although a corporation may opt out of the Control Shares Act, we have not elected to opt out of the Control Shares Act.

Section 728 of the URBCA prohibits cumulative voting in the election of directors. Cumulative voting could facilitate a shareholder or group of shareholders in electing one or more candidates to our Board of Directors in opposition to our slate of proposed directors.

Part 18 of the URBCA is an anti-takeover provision that makes it difficult to effect a hostile takeover of an SEC-registered Utah corporation. It does so by generally prohibiting business combinations between a Utah corporation and a shareholder holding 20% or more of the corporation’s shares until the interested shareholder has been an interested shareholder for at least five years. The following exceptions apply: (1) the business combination or acquisition of shares by the interested shareholder was approved by the board of the corporation before the date the interested shareholder crossed the 20% ownership threshold; (2) the business combination is approved by a majority of the disinterested shareholders, provided that the business combination still may not occur earlier than five years after the interested shareholder’s share acquisition date; or (3) the purchase price of the business combination meets certain “fair price” thresholds.

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Defensive Provisions in Articles or Bylaws

Our Amended and Restated Bylaws set forth procedures for shareholders to recommend nominees to the Company’s Board of Directors. Nominations of persons for election to our Board of Directors to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Company’s notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Company who (A) was a stockholder of record at the time of giving of the notice, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in the Amended and Restated Bylaws.

The following is a summary of key provisions from our Amended and Restated Bylaws. For nominations to be properly brought before an annual meeting by a stockholder, the stockholder making such nominations must have given timely notice in writing to the secretary of the Company. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Company not later than the close of business on the 75th day nor earlier than the close of business on the 125th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (x) the 75th day prior to the scheduled date of such annual meeting or (y) the 15th day following the day on which public announcement of the date of such meeting is first made by the Company. To be in proper form, a stockholder’s notice to the secretary must: set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Company’s books, and of such beneficial owner, if any, (B) the class or series and number of shares of the Company that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice, and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

Our Amended and Restated Bylaws provide that special meetings of the stockholders may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the corporation, unless otherwise required by law. This restriction on the calling of special shareholders’ meetings may deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of the corporation between annual meetings.

Our Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Shares were authorized to provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, share dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of the Company. As a result of the ability to issue additional shares, our Board of Directors has the power to issue shares to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the Company, and thereby allow members of management to retain their positions.

The matters described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the common stock held by such shareholder.

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SELLING STOCKHOLDERS

The common stock being offered by the selling stockholders are those previously issued to the selling stockholders, and those issuable to the selling stockholders, upon exercise of the warrants. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and warrants, as of May 26, 2026, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling stockholders in the Private Placement and (ii) the maximum number of shares of common stock issuable upon exercise of the Warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the warrants. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the warrants and other warrants held by selling stockholders, a selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of such warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares of common stock
	Shares Beneficially Owned Prior to the Offering	Maximum Number of Shares Being	Shares Beneficially Owned After the Offering
Name	Number of Shares	Registered for Resale	Number of Shares	Percentage
Armistice Capital Master Fund Ltd. (1)	4,777,596	4,777,596	-	-%
Orca Capital AG (2)	164,745	164,745	-	-%

(1)	Consists of (i) 1,592,532 Pre-Funded Warrant Shares, and (ii) 3,185,064 Common Warrant Shares. The business address of Armistice Capital Master Fund Ltd. Is 510 Madison Avenue, 7th Floor, New York, NY 10022
(2)	Consists of (i) 54,915 PIPE Shares and (ii) 109,830 Common Warrant Shares. The business address of Orca Capital AG is Sperling 2 85276 Pfaffenhofen/Ilm Germany.

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PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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LEGAL MATTERS

Dorsey & Whitney LLP, Salt Lake City, Utah, will pass upon the validity of the securities offered by this prospectus and any supplement thereto.

EXPERTS

The consolidated financial statements of Co-Diagnostics, Inc., incorporated by reference herein incorporated by reference in this prospectus, have been audited by Tanner LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents may be accessed through the SEC’s electronic data gathering, analysis and retrieval system via electronic means, including the SEC’s home page on the Internet (www.sec.gov). Copies of certain information filed by us with the SEC are also available on our website at https://www.co-dx.com. The information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules and regulations. For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph. Please be aware that statements in this prospectus referring to a contract or other document are summaries and you should refer to the exhibits that are part of the registration statement for a copy of the contract or document.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2025;

●	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026;

●	our Current Reports on Form 8-K filed with the SEC on January 13, 2026, March 10, 2026 (other than information furnished under Item 2.02), and May 21, 2026; and

●	the description of our common stock, which is contained in the Registration Statement on Form 8-A, as filed with the SEC on July 11, 2017, as updated by the description of our common stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding, in each case, information deemed furnished and not filed, until we sell all of the securities we are offering or the termination of the offering. All reports and other documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to: Corporate Secretary, Co-Diagnostics, Inc., 2401 S Foothill Drive, Suite D, Salt Lake City, UT 84109 and our telephone number is (801) 438-1036.

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4,942,341 Shares of Common Stock Offered by the Selling Stockholders

____________, 2026

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses (except in the case of the SEC registration fee), other than underwriting discounts and commissions, payable by the registrant in connection with the offering of the securities being registered.

SEC registration fee	$1,545.95
Accounting fees and expenses	$10,000
Legal fees and expenses	$25,000
Miscellaneous expenses	$5,000
Total	41,545.95

Item 15. Indemnification of Officers and Directors

Pursuant to our Amended and Restated Bylaws, we will, to the fullest extent permitted by the Utah Revised Business Corporation Act (the “Utah Statute”), indemnify our directors and officers with respect to expenses, settlements, judgments and fines in suits (including actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action) in which such person was made a party by reason of the fact that he or she is or was a director or officer, or being or having been such a director or officer, such person was serving as a director, officer, associate or other agent (i) for an enterprise of which we hold the majority of shares entitled to vote in the election of its directors, or (ii) at our request, for another enterprise. No such indemnification may be given if the acts or omissions of the person are finally adjudged to be intentional misconduct or a knowing violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.

We have entered into separate indemnification agreements with our executive officers and directors, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our executive officers and directors for certain expenses, including attorneys’ fees incurred by an executive officer or director in any action or proceeding arising out of their services as one of our executive officers or directors, or as an executive officer or director of any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Section 908 of the Utah Statute also permits a Utah corporation to purchase and maintain insurance on behalf of its officers and directors. Our Amended and Restated Bylaws permit us to purchase such insurance on behalf of our officers and directors. We maintain a policy of liability insurance for our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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Item 16. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this registration statement and such Exhibit Index is incorporated by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

	1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

		(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

		(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

	2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

		(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

		(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number
3.1	Articles of Incorporation		Draft Registration Statement (Exhibit 3.1)	01/12/17	377-01467

3.1.1	Amendment to the Articles of Incorporation		Draft Registration Statement (Exhibit 3.1.1)	01/12/17	377-01467

3.1.2	Articles of Amendment to Articles of Incorporation		Form 8-K (Exhibit 3.2)	01/03/19	001-38148

3.1.3	Articles of Amendment		Form 10-K (Exhibit 3.1.3)	03/24/22	001-38148

3.1.4	Articles of Amendment		Form 10-K (Exhibit 3.1.3)	03/16/2023	001-38148

3.1.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Co-Diagnostics, Inc.		Form 8-K (Exhibit 3.1)	12/30/2025	001-38148

3.2	Amended and Restated Bylaws of Co-Diagnostics, Inc.		Form 8-K (Exhibit 3.1)	04/01/22	001-38148

4.1	Form of Pre-Funded Warrant		Form 8-K (Exhibit 4.1)	05/21/2026	001-38148

4.2	Form of Common Warrant		Form 8-K (Exhibit 4.2)	05/21/2026	001-38148

4. 3	Warrant Agreement between Co-Diagnostics, Inc and VStock Transfer, LLC. Dated December 31, 2021 (IDMO Warrant)		Form 10-K (Exhibit 10.7)	03/24/22	001-38148

5.1**	Opinion of Dorsey & Whitney LLP

10.1*	Form of Securities Purchase Agreement		Form 8-K (Exhibit 10.1)	05/21/2026	001-38148

10.2	Form of Registration Rights Agreement		Form 8-K (Exhibit 10.2)	05/21/2026	001-38148

10.3	Form of Placement Agency Agreement		Form 8-K (Exhibit 10.3)	05/21/2026	001-38148

23.1**	Consent of Independent Registered Public Accounting Firm

23.2**	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in signature page)

107**	Filing Fee Table

*Schedules and exhibits have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

**To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on                      , 2026.

CO-DIAGNOSTICS, INC.

BY:
Dwight Egan
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Dwight Egan and Brian Brown, his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, President and Director	2026
Dwight Egan	(Principal Executive Officer)

	Chief Financial Officer	2026
Brian Brown	(Principal Financial and Accounting Officer)

	Director	2026
Eugene Durenard

	Director	2026
Edward Murphy

	Director	2026
James Nelson

	Director	2026
Richard Serbin

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